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NEWS                            [NEWPORT NEWS SHIPBUILDING -- LOGO] NEWPORT NEWS
RELEASE                                                             SHIPBUILDING

{The following is a joint news release from Newport News Shipbuilding and General Dynamics}
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FOR IMMEDIATE RELEASE                        CONTACT:
                                             GD--Norine Lyons (703)876-3190
                                             ED--Neil Ruenzel (860)433-8556
                                             NNS--Jerri Dickseski (757)380-2341


              General Dynamics and Newport News Shipbuilding Sign
          Teaming Agreement for Construction of New Attack Submarine

     FALLS CHURCH, VA & NEWPORT NEWS, VA, February 25, 1997 -- Electric Boat Corporation -- a subsidiary of General Dynamics (NYSE: GD) -- and Newport News Shipbuilding (NYSE: NNS) announced today that at the urging of the U.S. Navy they have reached a teaming agreement to cooperatively build the Navy's New Attack Submarine, NSSN.

     Under the terms of the agreement the companies will be equal team members on construction of each of the first four submarines in this new class. This requires an alteration to existing law, contained in last year's Defense Authorization Act, which directs independent submarine construction by the two yards.

     . Electric Boat will perform final assembly, testing, outfitting and delivery of the first and third submarines. For all four submarines, EB will construct the engine room modules, command and control modules, and seven other sections of the ship. Electric Boat will continue its role as lead design yard.

     . Newport News will perform final assembly, testing, outfitting and delivery of the second and fourth submarines. For all four submarines, NNS will construct the sail, the habitability and auxiliary machinery room modules and six other sections.

                                                                        ...more



          4101 WASHINGTON AVENUE - NEWPORT NEWS, VIRGINIA 23607-2770
                              http:\\www.nns.com

















































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NSSN TEAMING--2

     The previous construction plan would have had the two companies working independently, with each building two of the four submarines.

     "This is a forward-looking approach to the challenges of post-Cold War shipbuilding," said Electric Boat President John Welch. "For Electric Boat and the shareholders of General Dynamics, it provides stability to our submarine business base; for the Navy, it will mean superior technologies with a faster climb up the learning curve. The teaming agreement will generate significant cost savings: it's an innovative and sensible use of taxpayer dollars, and everyone wins."

     "The Navy's critical need for new ships, in the face of very limited budgets, led us to think of creative ways of building value for our company and the government," said Newport News Shipbuilding Chairman and Chief Executive Officer William P. Fricks. "This teaming of two great submarine builders was the best approach. The Navy will get the most capable and advanced submarines possible, while saving hundreds of millions of dollars in near-term ship acquisition costs. At the same time, we are assured of a more solid outlook in our submarine business."

     The New Attack Submarine is a multimission-capable submarine that has the ability to provide covert sustained presence around the world. The NSSN operational missions include surveillance, strike warfare, mine countermeasures, and anti-submarine warfare.

     Electric Boat was founded in 1899 to produce the U.S. Navy's first submarine, and has remained at the forefront of submarine design, construction and technology development. It is currently building three Seawolf submarines, as well as Louisiana, the final Trident submarine, and is designing the NSSN, the most complex product ever to be completely developed on computer. General Dynamics' other businesses include surface combatant ships, armored vehicles, and other combat systems. General Dynamics has annualized sales of approximately $4 billion.

                                                                         ...more

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NSSN TEAMING --3

     Newport News Shipbuilding is America's largest ship design and construction company. It has produced approximately 800 ships during its 111 years of operations--including Navy aircraft carriers, submarines and cruisers. The company is currently building the nuclear-powered aircraft carriers Harry S. Truman (CVN 75) and Ronald Reagan (CVN 76) and nine 46,500-ton double-hull commercial product tankers, and has begun preparations for construction of the NSSN. The company's 1996 revenues totaled $1.87 billion, with earnings before interest and taxes of $140 million.

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